July 18, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Attention: Katherine Bagley

Re:                             Ferrellgas Partners, L.P.
Ferrellgas Partners Finance Corp.
Registration Statement on Form S-4

File No. 333-219218

Ladies and Gentlemen:

The undersigned, Ferrellgas Partners, L.P. and Ferrellgas Partners Finance Corp. (together, the “Issuers”), pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, hereby request that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated to 3:00 p.m. Eastern time on Thursday, July 20, 2017 or as soon thereafter as practicable.

The Issuers acknowledge that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuers from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Issuers may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

FERRELLGAS PARTNERS, L.P.
By: Ferrellgas, Inc., its general partner

By:	/s/ Alan C. Heitmann
Alan C. Heitmann
Executive Vice President,
Chief Financial Officer and Treasurer

FERRELLGAS PARTNERS FINANCE CORP.

By:	/s/ Alan C. Heitmann
Alan C. Heitmann
Chief Financial Officer